November 20, 2025 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Attn:	Benjamin Holt
Pam Howell
Babette Cooper
Isaac Esquivel

RE:	Infinite Eagle Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted September 4, 2025
CIK No. 0002084396

On behalf of our client, Infinite Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on September 4, 2025 (the “Draft Registration Statement”), contained in the Staff’s letter dated September 29, 2025 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 submitted on September 4, 2025

Summary

Our Sponsor, page 8

1.	Outside of the table on pages 8-10, please expand to disclose the extent to which the conversion of loans into private placement shares of the post-business combination entity may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 10 and 97.

November 20, 2025

Payment to insiders, page 30

2.	Please revise to clarify the aggregate amount your sponsor may loan to you for offering-related and organizational expenses, which elsewhere you state is $400,000 but here you state is $1,000,000.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 30.

Use of Proceeds, page 80

3.	We note you report $1,509,000 of Legal, accounting, due diligence, travel, and other expenses in connection with any business combination, in your Use of Proceeds disclosures. However, in your Liquidity and Capital Resources disclosures, on page 89, you state these costs will amount to $2,509,000. Please revise to provide consist disclosures throughout the filing as needed.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 89.

Management

Conflicts of Interest, page 128

4.	We note your disclosure that you not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination because the other entities to which your officers and directors currently owe fiduciary duties or contractual obligations are not themselves in the business of engaging in business combinations. However, we also note that each of your officers and directors is currently also an officer or director of Bold Eagle Acquisition Corp., which is a special purpose acquisition company. Therefore, please revise or advise to reconcile.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 129.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Eli Baker, Infinite Eagle Acquisition Corp.